Exhibit 99.2

Unaudited Consolidated Financial Statements

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	Notes	2022	2021

CONTINUING OPERATIONS

Revenues	2	1,674	1,580

Operating expenses	5	(1,081)	(1,018)

Depreciation		(38)	(46)

Amortization of computer software		(114)	(115)

Amortization of other identifiable intangible assets		(26)	(31)

Other operating (losses) gains, net	6	(1)	17

Operating profit		414	387

Finance costs, net:

Net interest expense	7	(48)	(51)

Other finance income (costs)	7	94	(6)

Income before tax and equity method investments		460	330

Share of post-tax earnings in equity method investments	8	798	6,297

Tax expense	9	(240)	(1,594)

Earnings from continuing operations		1,018	5,033

(Loss) earnings from discontinued operations, net of tax		(11)	3

Net earnings		1,007	5,036

Earnings attributable to common shareholders		1,007	5,036

Earnings per share:	10

Basic earnings (loss) per share:

From continuing operations		$2.09	$10.15

From discontinued operations		(0.02)	-

Basic earnings per share		$2.07	$10.15

Diluted earnings (loss) per share:

From continuing operations		$2.09	$10.13

From discontinued operations		(0.03)	-

Diluted earnings per share		$2.06	$10.13

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2022	2021

Net earnings		1,007	5,036

Other comprehensive income (loss):

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	(13)	(15)

Cash flow hedges adjustments to equity		20	9

Foreign currency translation adjustments to equity		(26)	5

Share of other comprehensive loss in equity method investments	8	-	(98)

Related tax benefit on share of other comprehensive loss in equity method investments		-	23

		(19)	(76)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	(4)	(2)

Remeasurement on defined benefit pension plans		46	96

Related tax expense on remeasurement on defined benefit pension plans		(11)	(23)

		31	71

Other comprehensive income (loss)		12	(5)

Total comprehensive income		1,019	5,031

Comprehensive income for the period attributable to:

Common shareholders:

Continuing operations		1,030	5,028

Discontinued operations		(11)	3

Total comprehensive income		1,019	5,031

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		March 31,	December 31,

(millions of U.S. dollars)	Notes	2022	2021(1)

Cash and cash equivalents	12	654	778

Trade and other receivables		982	1,057

Other financial assets	12	49	108

Prepaid expenses and other current assets		445	462

Current assets excluding assets held for sale		2,130	2,405

Assets held for sale	11	211	48

Current assets		2,341	2,453

Property and equipment, net		479	502

Computer software, net		826	822

Other identifiable intangible assets, net		3,302	3,331

Goodwill		5,882	5,940

Equity method investments	8	7,545	6,736

Other non-current assets	13	1,312	1,226

Deferred tax		1,142	1,139

Total assets		22,829	22,149

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	14	1,050	1,326

Current tax liabilities		211	169

Deferred revenue		824	874

Other financial liabilities	12	78	175

Current liabilities excluding liabilities associated with assets held for sale		2,163	2,544

Liabilities associated with assets held for sale	11	158	37

Current liabilities		2,321	2,581

Long-term indebtedness	12	3,800	3,786

Provisions and other non-current liabilities	15	881	943

Deferred tax		1,202	1,005

Total liabilities		8,204	8,315

Equity

Capital	16	5,485	5,496

Retained earnings		9,974	9,149

Accumulated other comprehensive loss		(834)	(811)

Total equity		14,625	13,834

Total liabilities and equity		22,829	22,149

Contingencies (note 18)

(1)	Amounts have been reclassified to reflect the current presentation.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2022	2021
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		1,018	5,033
Adjustments for:
Depreciation		38	46
Amortization of computer software		114	115
Amortization of other identifiable intangible assets		26	31
Share of post-tax earnings in equity method investments	8	(798)	(6,297)
Deferred tax		166	674
Other	17	(39)	30
Changes in working capital and other items	17	(191)	785
Operating cash flows from continuing operations		334	417
Operating cash flows from discontinued operations		(59)	(37)
Net cash provided by operating activities		275	380
INVESTING ACTIVITIES
Acquisitions, net of cash acquired		(8)	(3)
Proceeds from disposals of businesses and investments		-	5
Dividend from sale of LSEG shares	8	-	994
Capital expenditures		(171)	(120)
Other investing activities		-	1
Taxes paid on sale of Refinitiv and LSEG shares		-	(6)
Investing cash flows from continuing operations		(179)	871
Investing cash flows from discontinued operations		-	(42)
Net cash (used in) provided by investing activities		(179)	829
FINANCING ACTIVITIES
Payments of lease principal		(17)	(21)
Repurchases of common shares	16	-	(200)
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	16	(209)	(194)
Other financing activities		7	5
Net cash used in financing activities		(220)	(411)
Translation adjustments		-	(1)
(Decrease) increase in cash and cash equivalents		(124)	797
Cash and cash equivalents at beginning of period		778	1,787
Cash and cash equivalents at end of period		654	2,584
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(14)	(14)
Interest received		1	1
Income taxes paid	17	(35)	(86)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2021	3,813	1,683	5,496	9,149	25	(836)	(811)	13,834
Net earnings	-	-	-	1,007	-	-	-	1,007
Other comprehensive income (loss)	-	-	-	35	3	(26)	(23)	12
Total comprehensive income (loss)	-	-	-	1,042	3	(26)	(23)	1,019
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)
Dividends declared on common shares	-	-	-	(216)	-	-	-	(216)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	7	-	7	-	-	-	-	7
Stock compensation plans	85	(103)	(18)	-	-	-	-	(18)

Balance, March 31, 2022	3,905	1,580	5,485	9,974	28	(862)	(834)	14,625

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on financial instruments	Foreign currency translation adjustments	AOCL	Total equity
Balance, December 31, 2020	3,719	1,739	5,458	5,211	(8)	(681)	(689)	9,980
Net earnings	-	-	-	5,036	-	-	-	5,036
Other comprehensive income(loss)	-	-	-	73	14	(92)	(78)	(5)
Total comprehensive income (loss)	-	-	-	5,109	14	(92)	(78)	5,031
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)
Dividends declared on common shares	-	-	-	(200)	-	-	-	(200)
Shares issued under DRIP	6	-	6	-	-	-	-	6
Stock compensation plans	72	(71)	1	-	-	-	-	1
Balance, March 31, 2021	3,797	1,668	5,465	10,119	6	(773)	(767)	14,817

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a leading provider of business information services. The Company’s products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service - Reuters.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on May 2, 2022.

Change Program

In February 2021, the Company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider into a content-driven technology company (see note 5).

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2021. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2021.

The global economy is experiencing substantial disruption due to the Russian military invasion of Ukraine on February 24, 2022 and the ongoing impacts from COVID-19. In response to the invasion, several countries have imposed economic sanctions that are affecting global financial markets and exacerbating economic challenges such as inflation and global supply-chain disruption. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021, which are included in the Company’s 2021 annual report.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Revision to Segment Results

In the first quarter of 2022, the Company made two changes to its segment reporting to reflect how it currently manages its businesses. The changes (i) reflect the transfer of certain revenues from its Corporates business to its Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of the Company’s segments, but do not change the Company’s consolidated financial results. The table below summarizes the changes.

	Three months ended March 31, 2021

	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	668	-	668
Corporates	384	(2)	382
Tax & Accounting Professionals	225	2	227
Reuters News	160	5	165
Global Print	143	-	143
Eliminations/Rounding	-	(5)	(5)
Revenues	1,580	-	1,580

Adjusted EBITDA
Legal Professionals	279	-	279
Corporates	146	(1)	145
Tax & Accounting Professionals	98	1	99
Reuters News	28	-	28
Global Print	57	-	57
Total reportable segments adjusted EBITDA	608	-	608

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total

Three months ended March 31,	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Recurring	653	621	316	293	182	162	155	149	-	-	(6)	(5)	1,300	1,220
Transactions	45	47	95	89	71	65	21	16	-	-	-	-	232	217
Global Print	-	-	-	-	-	-	-	-	142	143	-	-	142	143
Total	698	668	411	382	253	227	176	165	142	143	(6)	(5)	1,674	1,580

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total

Three months ended March 31,	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
U.S.	557	526	345	322	206	190	30	54	103	101	(6)	(5)	1,235	1,188
Canada (country of domicile)	17	16	2	2	10	10	1	1	17	17	-	-	47	46
Other	8	5	14	11	30	20	2	2	4	4	-	-	58	42
Americas (North America, Latin America, South America)	582	547	361	335	246	220	33	57	124	122	(6)	(5)	1,340	1,276

U.K.	66	68	27	26	4	4	102	66	8	9	-	-	207	173
Other	16	17	14	12	-	-	27	27	3	4	-	-	60	60
EMEA (Europe, Middle East and Africa)	82	85	41	38	4	4	129	93	11	13	-	-	267	233
Asia Pacific	34	36	9	9	3	3	14	15	7	8	-	-	67	71
Total	698	668	411	382	253	227	176	165	142	143	(6)	(5)	1,674	1,580

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and the Refinitiv business of London Stock Exchange Group (“LSEG”).

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and the Change Program which are centrally managed. Corporate costs does not qualify as a reportable segment.

	Three months ended March 31,

	2022	2021
Revenues
Legal Professionals	698	668
Corporates	411	382
Tax & Accounting Professionals	253	227
Reuters News	176	165
Global Print	142	143
Eliminations/Rounding	(6)	(5)
Revenues	1,674	1,580

Adjusted EBITDA
Legal Professionals	305	279
Corporates	157	145
Tax & Accounting Professionals	122	99
Reuters News	37	28
Global Print	53	57
Total reportable segments adjusted EBITDA	674	608
Corporate costs	(74)	(50)
Fair value adjustments (see note 5)	(7)	4
Depreciation	(38)	(46)
Amortization of computer software	(114)	(115)
Amortization of other identifiable intangible assets	(26)	(31)
Other operating (losses) gains, net	(1)	17
Operating profit	414	387
Net interest expense	(48)	(51)
Other finance income (costs)	94	(6)
Share of post-tax earnings in equity method investments	798	6,297
Tax expense	(240)	(1,594)
Earnings from continuing operations	1,018	5,033

During the first three months of 2022, Reuters News revenues included $6 million (2021 - $5 million), primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of the Company’s expenses and operating profit in 2022 and 2021.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended March 31,

	2022	2021
Salaries, commissions and allowances	593	584
Share-based payments	21	18
Post-employment benefits	37	37
Total staff costs	651	639
Goods and services(1)	331	288
Content	67	71
Telecommunications	13	12
Facilities	12	12
Fair value adjustments(2)	7	(4)
Total operating expenses	1,081	1,018

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Operating expenses in 2022 included $34 million (2021 - $11 million) related to the Change Program. The charges included severance as well as costs to drive technology and digital sales efficiencies.

Note 6: Other Operating (Losses) Gains, Net

Other operating losses, net, of $1 million for the three months ended March 31, 2022 were not significant. Other operating gains, net, of $17 million for the three months ended March 31, 2021 included a benefit from the revaluation of warrants that the Company held in Refinitiv prior to its sale to LSEG on January 29, 2021 and income from a license that allows LSEG’s Refinitiv business to use the “Reuters” mark.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended March 31,

	2022	2021
Interest expense:
Debt	40	40
Derivative financial instruments — hedging activities	(1)	(1)
Other, net	5	7
Fair value gains on cash flow hedges, transfer from equity	(13)	(15)
Net foreign exchange losses on debt	13	15
Net interest expense — debt and other	44	46
Net interest expense — leases	2	2
Net interest expense — pension and other post-employment benefit plans	3	4
Interest income	(1)	(1)
Net interest expense	48	51

	Three months ended March 31,

	2022	2021
Net (gains) losses due to changes in foreign currency exchange rates	(16)	6
Net gains on derivative instruments	(78)	-
Other finance (income) costs	(94)	6

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments largely related to foreign exchange contracts, including gains on instruments that are intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling.

Note 8: Equity Method Investments

Equity method investments were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”), formerly Refinitiv Holdings Ltd. (“RHL”). YPL is an entity jointly owned by the Company, Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone), and certain current LSEG and former members of Refinitiv senior management. As of March 31, 2022 and December 31, 2021, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 24% voting interest in LSEG). At the same dates, the Company owned 42.82% of YPL and indirectly owned approximately 72.4 million LSEG shares.

The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business of LSEG, the investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered a series of foreign exchange contracts (see note 12) to mitigate currency risk on its investment.

The Company’s share of post-tax earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended March 31,

	2022	2021
YPL	799	6,295
Other equity method investments	(1)	2
Total share of post-tax earnings in equity method investments	798	6,297

In the three months ended March 31, 2022, the Company’s share of post-tax earnings in equity method investments was primarily comprised of a $799 million increase in the value of the LSEG investment.

In the three months ended March 31, 2021, the Company’s share of post-tax earnings in equity method investments was primarily comprised of an $8,075 million gain from the sale of Refinitiv, in which the Company owned a 45% interest, to LSEG, which was partially offset by a $1,612 million decline in the value of the LSEG investment after the sale and $168 million of post-tax losses related to the Refinitiv operations prior to the sale. Additionally, as permitted under a lock-up exception, approximately 10.1 million of the Company’s LSEG shares were sold in March 2021 for pre-tax net proceeds of $994 million. The proceeds from the sale of the shares by YPL were distributed to the Company as a dividend that reduced the value of the investment. The proceeds were presented in “Net cash flows (used in) provided by investing activities” in the consolidated statement of cash flow.

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	March 31,	December 31,

	2022	2021
YPL	7,373	6,574
Other equity method investments	172	162
Total equity method investments	7,545	6,736

Set forth below is summarized financial information for 100% of YPL at March 31, 2022 and 2021 (formerly RHL prior to its sale in January 2021).

	Three months ended March 31,

	2022	2021
Revenues	-	551

Gain related to the sale of Refinitiv to LSEG	-	18,645
Mark-to-market of LSEG shares	1,865	(3,574)
Refinitiv net loss prior to its sale to LSEG	-	(361)
Net earnings	1,865	14,710
Remove: Net earnings attributable to non-controlling interests	-	(11)
Net earnings attributable to YPL	1,865	14,699
Other comprehensive loss attributable to YPL	-	(214)
Total comprehensive income attributable to YPL	1,865	14,485

The following table reconciles the net assets attributable to YPL (formerly RHL) to the Company’s carrying value of its investment in YPL:

	March 31,	December 31,

	2022	2021
Assets
Current assets	6	6
Non-current assets	17,982	16,068
Total assets	17,988	16,074
Liabilities
Current liabilities	4	4
Non-current liabilities	238	189
Total liabilities	242	193
Net assets attributable to YPL	17,746	15,881

Net assets attributable to YPL - beginning period	15,881	2,487
Net earnings attributable to YPL	1,865	14,555
Other comprehensive loss attributable to YPL	-	(214)
Other adjustments(1)	-	253
Distribution to owners	-	(1,200)
Net assets attributable to YPL - ending period	17,746	15,881
Thomson Reuters % share	42.82%	42.82%
Thomson Reuters $ share	7,599	6,800
Historical excluded equity adjustment(2)	(226)	(226)
Thomson Reuters carrying amount	7,373	6,574

(1)	Consists of equity transactions excluded from total comprehensive income attributable to YPL.
(2)	Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.

Note 9: Taxation

Tax expense was $240 million and $1,594 million for the three months ended March 31, 2022 and 2021, respectively. The three months ended March 31, 2021 included $1,538 million of tax expense related to the Company’s earnings in equity method investments, primarily from the gain on sale of Refinitiv to LSEG. Additionally, tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended March 31,

	2022	2021
Earnings attributable to common shareholders	1,007	5,036
Less: Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	1,006	5,035
Less: Loss (earnings) from discontinued operations, net of tax	11	(3)
Earnings used in earnings per share from continuing operations	1,017	5,032

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,

	2022	2021
Weighted-average number of common shares outstanding	486,384,727	495,507,124
Weighted-average number of vested DSUs	324,031	432,846
Basic	486,708,758	495,939,970
Effect of stock options and TRSUs	804,458	998,348
Diluted	487,513,216	496,938,318

Note 11: Assets Held for Sale

Assets held for sale included several small businesses and products that the Company intends to sell. The assets and liabilities classified as held for sale in the consolidated statement of financial position are as follows:

	March 31,	December 31,

	2022	2021
Trade and other receivables	40	14
Other financial assets	86	-
Prepaid expenses and other current assets	3	1
Property and equipment, net	3	4
Computer software, net	9	5
Goodwill	60	14
Other assets	10	10
Total assets held for sale	211	48
Payables, accruals and provisions	11	8
Deferred revenue	58	26
Other financial liabilities	88	2
Other liabilities	1	1
Total liabilities associated with assets held for sale	158	37

Foreign currency translation gains of $22 million relating to these assets were recorded within accumulated other comprehensive loss in the consolidated statement of financial position at March 31, 2022 (December 31, 2021 – gains of $23 million).

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

March 31, 2022	Assets/ (Liabilities) at Amortized Cost	Assets at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	294	360	-	-	654
Trade and other receivables	982	-	-	-	982
Other financial assets - current	13	36	-	-	49
Other financial assets - non-current (see note 13)	26	298	64	120	508
Trade payables (see note 14)	(183)	-	-	-	(183)
Accruals (see note 14)	(720)	-	-	-	(720)
Other financial liabilities - current(1)	(78)	-	-	-	(78)
Long-term indebtedness	(3,800)	-	-	-	(3,800)
Other financial liabilities - non current (see note 15)(2)	(217)	-	-	-	(217)
Total	(3,683)	694	64	120	(2,805)

December 31, 2021	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	389	389	-	-	778
Trade and other receivables	1,057	-	-	-	1,057
Other financial assets - current	108	-	-	-	108
Other financial assets - non-current (see note 13)	27	235	68	99	429
Trade payables (see note 14)	(227)	-	-	-	(227)
Accruals (see note 14)	(950)	-	-	-	(950)
Other financial liabilities - current(1)	(174)	(1)	-	-	(175)
Long-term indebtedness	(3,786)	-	-	-	(3,786)
Other financial liabilities - non current (see note 15)(2)	(215)	(19)	-	-	(234)
Total	(3,771)	604	68	99	(3,000)

(1)	Includes lease liabilities of $62 million (2021 - $64 million).
(2)	Includes lease liabilities of $199 million (2021 - $197 million).

Cash and cash equivalents

Of total cash and cash equivalents, $76 million and $70 million at March 31, 2022 and December 31, 2021, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $1.8 billion commercial paper program provides cost effective and flexible short-term funding. There was no outstanding commercial paper at March 31, 2022 and December 31, 2021.

Credit facility

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility at March 31, 2022 and December 31, 2021. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

The U.K. Financial Conduct Authority, which regulates LIBOR, phased out the majority of LIBOR rates globally at the end of 2021. The Company has no material agreements with third parties that use or reference LIBOR, except for the LIBOR-based benchmarks in the Company’s external credit facility, for which adequate LIBOR benchmarks will remain in effect until June 2023.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of March 31, 2022, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.5:1.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
March 31, 2022	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,117	(120)	1,081	(120)
$600, 4.30% Notes, due 2023	599	-	612	-
$450, 3.85% Notes, due 2024(1)	241	-	246	-
$500, 3.35% Notes, due 2026	497	-	502	-
$350, 4.50% Notes, due 2043(1)	116	-	116	-
$350, 5.65% Notes, due 2043	342	-	418	-
$400, 5.50% Debentures, due 2035	396	-	455	-
$500, 5.85% Debentures, due 2040	492	-	607	-
Total	3,800	(120)	4,037	(120)
Long-term portion	3,800	(120)

	Carrying Amount		Fair Value
December 31, 2021	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,103	(99)	1,119	(99)
$600, 4.30% Notes, due 2023	599	-	631	-
$450, 3.85% Notes, due 2024(1)	241	-	256	-
$500, 3.35% Notes, due 2026	497	-	531	-
$350, 4.50% Notes, due 2043(1)	116	-	128	-
$350, 5.65% Notes, due 2043	342	-	478	-
$400, 5.50% Debentures, due 2035	396	-	516	-
$500, 5.85% Debentures, due 2040	492	-	695	-
Total	3,786	(99)	4,354	(99)
Long-term portion	3,786	(99)

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

March 31, 2022				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	360	-	360

Other receivables(1)	-	-	275	275

Foreign exchange contracts(2)	-	59	-	59

Financial assets at fair value through earnings	-	419	275	694

Financial assets at fair value through other comprehensive income(3)	39	25	-	64

Derivatives used for hedging(4)	-	120	-	120

Total assets	39	564	275	878

December 31, 2021				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	389	-	389

Other receivables(1)	-	-	235	235

Financial assets at fair value through earnings	-	389	235	624

Financial assets at fair value through other comprehensive income(3)	46	22	-	68

Derivatives used for hedging(4)	-	99	-	99

Total assets	46	510	235	791

Liabilities

Contingent consideration(5)	-	-	(1)	(1)

Foreign exchange contracts(2)	-	(19)	-	(19)

Financial liabilities at fair value through earnings	-	(19)	(1)	(20)

Total liabilities	-	(19)	(1)	(20)

(1)	Receivables under indemnification arrangement (see note 18).
(2)	Relates to the management of foreign exchange risk on a portion of the Company’s indirect investment in LSEG.
(3)	Investments in entities over which the Company does not have control, joint control or significant influence.
(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(5)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2021 and March 31, 2022 primarily reflected additional payments that are expected to be recovered, net of fair value losses based on interest rates associated with the indemnifying party’s credit profile, which are included within earnings from discontinued operations, net of tax, in the consolidated income statement.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the three months ended March 31, 2022.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 13: Other Non-Current Assets

	March 31,	December 31,

	2022	2021

Net defined benefit plan surpluses	256	239

Cash surrender value of life insurance policies	341	346

Deferred commissions	111	127

Other financial assets (see note 12)	508	429

Other non-current assets(1)	96	85

Total other non-current assets	1,312	1,226

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $86 million and $74 million at March 31, 2022 and December 31, 2021, respectively (see note 18).

Note 14: Payables, Accruals and Provisions

	March 31,	December 31,

	2022	2021

Trade payables	183	227

Accruals	720	950

Provisions	108	107

Other current liabilities	39	42

Total payables, accruals and provisions	1,050	1,326

Note 15: Provisions and Other Non-Current Liabilities

	March 31,	December 31,

	2022	2021

Net defined benefit plan obligations	489	506

Other financial liabilities (see note 12)	217	234

Deferred compensation and employee incentives	90	99

Provisions	78	94

Other non-current liabilities	7	10

Total provisions and other non-current liabilities	881	943

Note 16: Capital

Share repurchases - Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. In the three months ended March 31, 2021, the Company repurchased 2.5 million common shares totaling $200 million at an average price per share of $81.45 under an NCIB that expired on January 3, 2022. The Company’s expired NCIB enabled it to repurchase up to 20 million common shares at prevailing market prices in amounts and at times determined by the Company. The NCIB permitted the Company to purchase shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that the Company purchased under the NCIB were cancelled.

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price, and other opportunities to invest capital for growth. When the Company has an effective NCIB, it may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. In addition, when the Company has an effective NCIB, it may from time to time when it does not possess material nonpublic information about itself or its securities, enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,

	2022	2021

Dividends declared per common share	$0.445	$0.405

Dividends declared	216	200

Dividends reinvested	(7)	(6)

Dividends paid	209	194

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended March 31,

	2022	2021

Non-cash employee benefit charges	42	39

Net (gains) losses on foreign exchange and derivative financial instruments	(92)	6

Revaluation of Refinitiv warrants (see note 6)	-	(9)

Fair value adjustments (see note 5)	7	(4)

Other	4	(2)

	(39)	30

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,

	2022	2021

Trade and other receivables	43	94

Prepaid expenses and other current assets	25	(16)

Other financial assets	11	17

Payables, accruals and provisions	(274)	(129)

Deferred revenue	(9)	(32)

Other financial liabilities	(11)	(18)

Income taxes(1)	39	884

Other	(15)	(15)

	(191)	785

(1)

The 2021 period reflects current tax liabilities that were recorded on the LSEG transaction and subsequent sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended March 31,

	2022	2021

Operating activities - continuing operations	(35)	(36)

Operating activities - discontinued operations	-	(2)

Investing activities - continuing operations	-	(6)

Investing activities - discontinued operations(1)	-	(42)

Total income taxes paid	(35)	(86)

(1)	Reflects payments made to HMRC (see note 18).

The Company paid $74 million and $87 million in the three months ended March 31, 2022 and 2021, respectively, related to notices of assessment under the Diverted Profit Tax regime. Of the amount paid in the three months ended March 31, 2022, $18 million (2021- $55 million) was paid directly to HMRC and $56 million (2021- $32 million) was paid to LSEG under an indemnity arrangement that related to businesses the Company sold to LSEG. The payments made directly to HMRC were included as income taxes paid in the consolidated statement of cash flow. The payments made to LSEG were presented in operating and investing activities from discontinued operations in the consolidated statement of cash flow and were not included as taxes paid. See note 18.

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Prior to 2022, the Company paid $379 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime. In February 2022, HMRC issued DPT notices aggregating $74 million, which the Company paid in March 2022. These assessments collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of the Company’s current and former U.K. affiliates.

HMRC still has the statutory authority to amend the above assessments for the 2016, 2017 and 2018 taxation years by issuing a supplementary DPT notice for each year. Based on recent discussions with HMRC, management believes that HMRC may issue supplementary notices within the next 12 months that would be almost entirely related to businesses the Company has sold, which are subject to indemnity arrangements. If that occurs, the Company will be required to pay additional taxes to HMRC shortly thereafter that could be as much as $350 million in aggregate (largely related to the 2018 taxation year).

As the Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime, it will continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies and intends to vigorously defend its position. Payments made by the Company are not a reflection of its view on the merits of the case. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been or will be required to pay additional taxes to HMRC or the indemnity counterparty.

Because the Company believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on its financial condition taken as a whole. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid and potential future payments pursuant to these notices of assessment, it expects to continue recording substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty on its financial statements. The Company expects that its existing sources of liquidity will be sufficient to fund any required additional payments if HMRC issues supplementary notices.

Note 19: Related Party Transactions

As of March 31, 2022, the Company’s principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 67% of the Company’s common shares.

Transactions with 3 Times Square Associates LLC. (“3XSQ Associates”)

The Company has an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square property and building in New York, New York. During the first quarter of 2022, the Company’s investment increased by $10 million due to capital contributions, of which $4 million was unpaid at March 31, 2022. The Company also paid approximately $2 million of rent to 3XSQ Associates for office space in the building. The Company follows the equity method of accounting for its investment.

Except for the above transactions, there were no new significant related party transactions during the first three months of 2022. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2021, which are included in the Company’s 2021 annual report, for information regarding related party transactions.

Note 20: Subsequent Events

Acquisition

In April 2022, the Company acquired ThoughtTrace, a business that uses artificial intelligence and machine learning to read, organize and manage document workflows.